September 27, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation & Leisure
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Kuhn

Re:	Six Flags Entertainment Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-13703
Form 10-Q for Fiscal Quarter Ended March 31, 2018
File No. 001-13703
Form 10-Q for Fiscal Quarter Ended June 30, 2018
File No. 001-13703
Response Dated August 7, 2018
Dear Mr. Kuhn:
Please be advised that the undersigned is the duly elected Vice President and Chief Accounting Officer of Six Flags Entertainment Corporation (the "Company"). This letter sets forth the responses of the Company to the comments received from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in the Staff's letter dated September 14, 2018. For the Staff's convenience, we have repeated each of the Staff's comments in italics followed by the Company's responses.
Form 10-Q for the Quarter Ended June 30, 2018
Notes to Condensed Consolidated Financial Statements
2. Revenue, Page 14

1.
We note from your response to our prior comment two that you have identified brand licensing, management services and design and development service as distinct promises within your contracts (i.e. long-form agreements). Please tell us the amount revenue recognized for each performance obligation related to your long-form agreements in each of the periods presented in your Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018 and whether such amounts are considered significant to your financial statements, both individually and in the aggregate, for each period presented. If revenue from your long-form agreements is not deemed material, please state so in your revenue footnote.

Response
We recognize revenue under our long-form agreements over the terms of the agreements, using the passage of time as the measure of satisfaction of the performance obligations. Given the seasonal nature of our business, the comparison of revenue recognized for the performance obligations related to our long-form agreements to consolidated total revenue on a fiscal year basis provides the best perspective of the significance of our long-form agreement revenues.
We do not consider the revenue recognized for the performance obligations related to our long-form agreements to be significant, neither individually nor in the aggregate, to any period presented in the Company’s Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018. In future filings, we will include such a statement in the revenue note to the Company’s financial statements, subject to modification as appropriate.

In response to the Staff's request, we respectfully inform the Staff that the requested information pertaining to the amount of revenue recognized for each performance obligation related to our long-form agreements in each of the periods presented in the Company's Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarter ended June 30, 2018, has been provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rules, the requested information has been provided together with a request that such information be returned promptly following the completion of the Staff's review thereof.
We look forward to discussing with you any additional questions you may have regarding the Company's filing. Please do not hesitate to call me at (972) 595-5005.
Sincerely,

/s/ Taylor Brooks
Taylor Brooks
Vice President and Chief Accounting Officer

cc:	Marshall Barber, Chief Financial Officer, Six Flags Entertainment Corporation
Lance C. Balk, General Counsel, Six Flags Entertainment Corporation
Danielle Benderly, Perkins Coie LLP